SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 000-50831

AmSouth Bancorporation Thrift Plan

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Full title of plan and the address of plan)

Regions Financial Corporation

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE – (MODIFIED CASH BASIS)

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

As of December 31, 2007 and 2006 and for the Years Then Ended

with Report of Independent Registered Public Accounting Firm

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Audited Financial Statements and Supplemental Schedule –

(Modified Cash Basis)

As of December 31, 2007 and 2006 and for the Years Then Ended

• Ernst & Young LLP AmSoutth/Harbert Plaza Suite 1200 1901 Sixth Avenue North Birmingham, Alabama 35203	• Phone: (205) 251-2000 www.ey.com

Report of Independent Registered Public Accounting Firm

The Benefits Management Committee

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Regions Financial Corporation – AmSouth Bancorporation Thrift Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2007 and 2006, and changes therein (modified cash basis) for the years then ended, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 24, 2008

A member firm of Ernst & Young Global Limited

Regions Financial Corporation - AmSouth Bancorporation Thrift Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31
	2007	2006
Assets
Investments, at fair value	$413,562,768	$479,318,029
Dividends receivable	2,147,491	1,961,907

Net assets available for benefits, at fair value	415,710,259	481,279,936

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	613,803	(1,422,009)

Net assets available for benefits	$416,324,062	$479,857,927

See accompanying notes.

Regions Financial Corporation - AmSouth Bancorporation Thrift Plan

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

	Year Ended December 31
	2007	2006
Additions
Contributions from employer	$19,610,539	$13,074,475
Contributions from participants	31,024,113	27,475,845
Rollovers and transfers	1,762,810	771,563
Dividend income	32,544,681	30,852,506
Net appreciation in fair value of investments	—	28,560,259

Total additions	84,942,143	100,734,648

Deductions
Payments to participants	58,852,774	48,432,894
Administrative expenses	385,961	440,144
Net depreciation in fair value of investments	89,237,273	—

Total deductions	148,476,008	48,873,038

Net increase (decrease)	(63,533,865)	51,861,610

Net assets available for benefits
Beginning of year	479,857,927	427,996,317

End of year	$416,324,062	$479,857,927

See accompanying notes.

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the Regions Financial Corporation – AmSouth Bancorporation Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

General

On November 4, 2006, Regions Financial Corporation merged with AmSouth Bancorporation. The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled groups of Regions Financial Corporation that were employees of the former AmSouth Bancorporation and affiliates prior to the merger date (collectively, the Company):

Regions Financial Corporation (parent company) (successor by merger of AmSouth Bancorporation)

Regions Bank (successor by merger of AmSouth Bank)

AmSouth Investment Services, Inc. (dissolved December 31, 2007)

Regions Equipment Finance Corporation (formerly AmSouth Leasing Corporation)

Regions Business Capital Corporation (formerly AmSouth Capital Corporation)

AmSouth Finance Corporation (inactive)

AmSouth Investment Management Company, LLC (dissolved January 14, 2008)

AmSouth Asset Management, Inc. (merged into Morgan Asset Management, Inc. effective December 31, 2007)

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 , as amended (ERISA).

Contributions

Each year, participants may contribute up to a total of 80% of pre-tax and/or after-tax annual compensation, as defined in the Plan document, subject to IRS limitations. Participants may also rollover amounts representing distributions from other defined contribution plans. Effective January 1, 2007, a year of service is required to be eligible for the Company match. The Company matches dollar for dollar on the participants’ pre-tax contributions first and 50% of after-tax contributions, up to a total of 4% of base compensation during 2006 and 6% of total compensation during 2007. All employees who are eligible to make elective deferrals and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Upon enrollment, a participant may direct employee contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options at anytime. Company contributions are initially invested in the Regions Stock Fund (formerly AmSouth Bancorporation Stock Fund) and can be redirected by the participants at any time at their discretion.

Participant Accounts

Each participant account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and is charged with an allocation of recordkeeping expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of Regions Financial Corporation stock allocated to the participants’ stock accounts as of the record date.

There are no non-participant directed investments within the Plan. Participants may transfer Company match amounts out of the Regions Stock Fund, regardless of age, at any time.

Vesting

Beginning January 1, 2006, any employee hired on or after January 1, 2006 is eligible to participate in the Plan as of the first day of the month that follows a twelve consecutive month period, beginning on the date of hire, during which the employee must work a minimum of 1,000 hours of service. Effective January 1, 2007, all employees except highly compensated employees are eligible to participate on their date of hire, and highly compensated employees are eligible to participate after one year of service. Employees regularly scheduled to work less than thirty hours per week are eligible to become participants in the Plan on the first business day of the month following the completion of 1,000 hours of service. Participants are immediately vested in their contributions, the Company matching contributions and the earnings thereon.

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may receive a lump sum amount equal to the vested value of his or her account, or an annual withdrawal. As of December 31, 2007 and 2006, $127,624 and $958,555 included in net assets available for benefits, respectively, had been requested, approved and processed for payment but not yet paid.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below. All other transactions are recorded on the cash basis.

Investment Valuation and Income Recognition

The Plan’s investments in cash equivalents are stated at fair value, which approximates cost. The shares of mutual funds and common stock are valued at quoted market prices in an active market on the last business day of the Plan year. The collective investment trust fund of the Plan consists of the Regions Bank Stable Principal Fund (formerly AmSouth Bank). The Regions Bank Stable Principal Fund distributes income in the form of units, and provides a constant unit redemption value. The fair value of the Regions Bank Stable Principal Fund is calculated by the trustee discounting the related cash flows based on current yields of similar instruments with comparable durations. The contract value of the Regions Bank Stable Principal Fund represents contribution plus earnings, less participant withdrawals. In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, [Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans] (the FSP). The FSP defines the circumstances in which an

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP on December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.

Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Investment Information

During 2007 and 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated)/appreciated in fair value as determined by quoted market prices as follows:

	Net (Depreciation) Appreciation in Fair Value of Investments
	Year Ended December 31
	2007	2006
Mutual funds	$(13,262,809)	$835,214
Regions Stock Fund	(75,974,464)	27,725,045

Total	$(89,237,273)	$28,560,259

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2007	2006
Regions Stock Fund	$138,574,796	$206,798,913
Stable Principal Fund	76,217,841	77,600,078
Pioneer Value Fund	39,210,252	42,307,932
Pioneer Oak Ridge Large Cap Growth Fund	29,743,049	29,180,926
Pioneer Classic Balanced Fund	25,902,972	26,603,223
Pioneer Fund	25,302,870	(a	)
Pioneer International Equity Fund	23,892,796	(a	)
(a) Less than 5%

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements (continued)

4. Transactions with Parties-in-Interest

Regions Bank (an affiliate of the Company) dba Regions Morgan Keegan Trust (RMK) serves as corporate trustee of the Plan. Participants can direct how their contributions are invested within the Plan. R.V. Kuhns serves as an independent fiduciary investment advisor to the Plan and receives fees from the Plan sponsor for such services.

During the years ended December 31, 2007 and 2006, substantially all investment transactions were with the Regions Bank Collective Investment Trust – Stable Principal Fund (an affiliate of the Company) and the Pioneer Mutual Funds. In addition, the Plan owns and has transactions in Regions Financial Corporation common stock.

The Company pays for all legal, accounting and other services on behalf of the Plan, other than recordkeeping fees.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 30, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2007	2006
Net assets available for benefits per the financial statements	$416,324,062	$479,857,927
Amounts allocated to withdrawn participants	(127,624)	(958,555)

Net assets available for benefits per the Form 5500	$416,196,438	$478,899,372

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements (continued)

6. Differences between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31
	2007	2006
Benefits paid to participants per the financial statements	$58,852,774	$48,432,894
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2007 and 2006	127,624	958,555
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2006 and 2005	(958,555)	(1,072,878)

Benefits paid to participants per the Form 5500	$58,021,843	$48,318,571

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid, prior to year-end.

7. Subsequent Event

On April 1, 2008, the plan formerly known as the Regions Financial Corporation 401(k) Plan was merged into the Plan. In conjunction, the Plan was renamed the Regions Financial Corporation 401(k) Plan.

Supplemental Schedule

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

EIN: 63-0591257        Plan Number: 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Cost	Current Value
	Collective investment trust fund:
*	Regions Bank	Stable Principal Fund	**	$76,217,841	***

	Common stock fund:
*	Regions Financial Corporation	Regions Stock Fund	**	138,574,796

	Mutual funds:
*	Pioneer	Bond Fund	**	7,492,725
		Mid Cap Fund	**	18,341,765
		International Equity Fund	**	23,892,796
		Pioneer Fund	**	25,302,870
		Classic Balanced Fund	**	25,902,972
		Oak Ridge Large Cap Growth Fund	**	29,743,049
		Value Fund	**	39,210,252

	INVESCO	Structured Small Cap Value Equity Trust	**	15,229,249

	AIM	Small Cap Growth Fund	**	13,654,453

	Total			$413,562,768

*	Represents a party-in-interest
**	Column (d) has not been presented, as this information is not required.
***	Investment shown at contract value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMSOUTH BANCORPORATION THRIFT PLAN

REGIONS BANK, TRUSTEE

Date: June 26, 2008	By:	/s/ Barbara H. Watson
Barbara H. Watson
Vice President

EXHIBIT INDEX

EXHIBIT NO	EXHIBIT
23	Consent of Independent Registered Public Accounting Firm